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David Widman

Radiologist at Private Practice

Canada

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Private Practice

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Experience

Radiologist
Private Practice
Jun 2000 – Present · 18 yrs 8 mos

 **Radiologist**
Trillium Health Partners
Jan 2001 – Present · 18 yrs 1 mo
Ontario, Canada

 **Board Member**
Cloud DX
Jan 2018 – Present · 1 yr 1 mo

Education

Henry Ford Hospital: Detroit, Michigan
Sub-specialty: Musculoskeletal Radiology, Fellowship
1999 – 2000

St. Joseph Mercy-Oakland
Diagnostic Radiology: Diplomat of the American Board of Radiology (DABR),
Diagnostic Radiology Residency Program
1995 – 1999

Western University
M.D., Doctor of Medicine
1992

 

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